Exhibit 99.1

Alibaba Group Announces June Quarter 2019 Results

Hangzhou, China, August 15, 2019 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended June 30, 2019.

“Alibaba had a great quarter, expanding our user base to 674 million annual active consumers, demonstrating our superior user experience,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “We will continue to expand our customer base, increase operating efficiency and deliver robust growth. With strong cash flow from our core commerce business, we will continue to invest in technology and bring digital transformation to millions of businesses globally.”

“We had a strong quarter to start our fiscal year, with revenue growing 42% and adjusted EBITDA growing 34% year-over-year,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “We are pleased to see sustained user engagement and consumer spending across our platforms. We continue to invest for long-term growth while at the same time gaining cost efficiencies in our investment areas.”

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2019:

•                  Revenue was RMB114,924 million (US$16,741 million), an increase of 42% year-over-year.

•                  Annual active consumers on our China retail marketplaces reached 674 million, an increase of 20 million from the 12-month period ended March 31, 2019.

•                  Mobile MAUs on our China retail marketplaces reached 755 million in June 2019, an increase of 34 million over March 2019.

•                  Income from operations was RMB24,375 million (US$3,551 million), an increase of 204% year-over-year.  The increase would have been 27% excluding share-based compensation expense resulting from Ant Financial’s awards to our employees. This expense was significantly higher in the quarter ended June 30, 2018 because during the quarter Ant Financial completed an equity financing at a higher valuation, which required us to recognize the increase in value of these awards.  Adjusted EBITDA increased 34% year-over-year to RMB39,238 million (US$5,716 million).

•                  Adjusted EBITA for core commerce was RMB41,025 million (US$5,976 million), an increase of 25% year-over-year.  Our marketplace-based core commerce adjusted EBITA, a non-GAAP measurement, increased 27% year-over-year to RMB46,800 million (US$6,817 million).

•                  Net income attributable to ordinary shareholders was RMB21,252 million (US$3,096 million), and net income was RMB19,122 million (US$2,785 million).  Non-GAAP net income was RMB30,949 million (US$4,508 million), an increase of 54% year-over-year.

•                  Diluted earnings per ADS was RMB8.06 (US$1.17) and non-GAAP diluted earnings per ADS was RMB12.55 (US$1.83), an increase of 56% year-over-year.

•                  Net cash provided by operating activities was RMB34,612 million (US$5,042 million) and non-GAAP free cash flow was RMB26,361 million (US$3,840 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

In June 2019, our China retail marketplaces had 755 million mobile MAUs, representing a quarterly net increase of 34 million.  Annual active consumers on our China retail marketplaces was 674 million for the 12 months ended June 30, 2019, compared to 654 million for the 12 months ended March 31, 2019.

Taobao — fast-growing consumer community, adding users and strengthening engagement in less developed areas. The increase in annual active consumers reflects strong user acquisition programs, such as referrals through the Alipay app and another record-breaking 6.18 Mid-Year Shopping Festival, which deepened our penetration into less developed areas.  During the quarter, over 70% of the increase in annual active consumers was from less developed areas, demonstrating the success of our initiatives to cater to a broader base of users, such as using simpler interfaces for first-time or less-frequent users.

Tmall — the leading consumer engagement and distribution platform for brands in China.  Tmall continues to gain wallet share and grow faster than the sector average.  Physical goods GMV, excluding unpaid orders, grew 34% year-over-year in the quarter ended June 30, 2019.  The growth in physical goods GMV was driven by both increases in the number of users and average spend, reflecting strength in fast-moving consumer goods (FMCG), apparel, consumer electronics and home furnishing categories.

In June 2019, our China retail marketplaces achieved our largest ever 6.18 Mid-Year Shopping Festival in scale and reach.  During the promotional period from June 1 to June 18, Tmall physical goods GMV, excluding unpaid orders, was up 38% year-over-year.  The successful promotional event saw robust consumption demand that supported solid sales and greater penetration into less developed areas for brands and merchants, as over 120 brands each generated more than RMB100 million in GMV.

New Retail — digital transformation of brick-and-mortar retailing.  Through digitizing all aspects of store-based retail operations using our solutions such as consumer insight technology, on-demand delivery, inventory tracking, supply chain management and mobile payment, we enable traditional retailers to deliver an unrivaled consumer experience and improve their operating efficiencies.

Our self-owned-and-operated grocery retail chain Freshippo (known as “Hema” in Chinese) continues to achieve robust same-store sales growth, expand its footprint, optimize its stores and introduce new initiatives to improve the customer experience.  As of June 30, 2019, there were 150 self-operated Freshippo stores in China in 17 cities.

Local consumer services — Food delivery business enjoys improving operating efficiency and robust GMV growth.  During the quarter, we achieved strong growth in daily on-demand GMV driven by robust order growth and increasing average order size. We will continue to focus on delivering value to restaurants and other local service merchants through digitization enabled by our technology, as well as extending the coverage of our products and services to less developed areas.

Cainiao Network — robust international and cross-border fulfillment and last-mile solutions.  Cainiao Network has developed robust import fulfilment solutions for Tmall Global utilizing a combination of bonded warehouses in China and direct shipment from foreign countries. In June 2019, Cainiao Network’s import fulfilment solutions served over 97% of Tmall Global’s packages. During the 6.18 Mid-Year Shopping Festival, Cainiao’s bonded warehouse facilitated the shipment of tens of millions of packages imported by Tmall Global, representing year-over-year growth of over 60%.

Cainiao Network continued to focus on providing consumers with comprehensive last-mile solutions, including neighborhood and campus pick-up stations and self-pickup lockers. Consumers also benefit from Cainiao’s Guoguo app, which offers on-demand pick-up and delivery services that allow consumers to send packages from the comfort of their homes, thereby facilitating returns.

International — Strong order growth in Southeast Asia.  Lazada showed solid operational improvement after strengthening its third-party marketplace business, management team and technology infrastructure.  For the third consecutive quarter, Lazada achieved over 100% year-over-year order growth, reflecting our operational focus on user loyalty and purchase frequency. Lazada continues to focus on maintaining strong user growth and user engagement. During the quarter, Lazada executed effective user acquisition programs with mobile DAUs doubling year-over-year.

Cloud Computing

Cloud computing revenue grew 66% year-over-year to RMB7,787 million (US$1,134 million) during the June 2019 quarter, primarily driven by an increase in average revenue per customer. During the June 2019 quarter, Alibaba Cloud launched over 300 new products and features, including those related to core cloud offerings, security, data intelligence and AI applications. We are focusing on delivering high value-added services while rationalizing our offerings of commodity products and services. We will continue to execute a strategy of expanding our market leadership, increasing investments in talent and technology infrastructure and developing new value-added products and features.

We are focusing on expanding SaaS offerings by working with SaaS partners to build an ecosystem to better serve our enterprise customers. During the June 2019 quarter, we announced the Alibaba Cloud SaaS Accelerator, a solution that helps SaaS partners to build, launch and commercialize their offerings at scale within the Alibaba Cloud SaaS marketplace.  Alibaba Cloud offers these partners proprietary technologies such as AI applications, data analytics and software and development operations tools in order for them to deploy solutions for enterprise customers in various industries.  The SaaS Accelerator enables seamless integration of SaaS offerings of different vendors on the Alibaba Cloud platform.

Digital Media and Entertainment

Digital media and entertainment segment revenue for the June quarter grew 6% year-over-year as the industry undergoes rationalization and tighter regulatory scrutiny on content. Youku continued to focus on delivering a superior user experience and driving increased paying subscribers.  During the quarter, Youku’s average daily subscribers increased 40% year-over-year.  While we continue to invest in original content production capabilities, which gives us better control over content quality, format and scheduling, we are also taking systematic analytical measures to ensure content cost efficiencies and return on investment. These measures have been reflected in reduced losses year-over-year during the quarter.

Cash Flow from Operating Activities and Free Cash Flow

In the quarter ended June 30, 2019, net cash provided by operating activities was RMB34,612 million (US$5,042 million), a decrease of 4% compared to RMB36,117 million in the same quarter of 2018, which was mainly due to a decrease in annual payment of royalty fees and software technology service fees from Ant Financial and payment of a US$250 million cash settlement of a U.S. federal class action lawsuit that we agreed last quarter.

Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2019 was RMB26,361 million (US$3,840 million) compared to RMB26,358 million in the same quarter of 2018, which, in addition to the factors affecting net cash provided by operating activities, also reflected a RMB2,359 million decrease in spending to acquire licensed copyrights and other intangible assets.

A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

New Share Repurchase Program

In May 2019, our board of directors authorized to refresh our share repurchase program for an amount of up to US$6.0 billion over a period of two years.

Altaba Inc. Sales of our ADSs

As publicly disclosed by Altaba, since commencing sales on May 20, 2019, Altaba has disposed 261 million of our ADSs. As of August 9, 2019, the latest date of publicly available information, Altaba held approximately 22 million of our ADSs.

KEY OPERATIONAL METRICS*

	June 30,	March 31,	June 30,	Net adds
	2018	2019	2019	YoY	QoQ
China Commerce Retail:
Annual active consumers(1) (in millions)	576	654	674	98	20
Mobile monthly active users (MAUs)(2) (in millions)	634	721	755	121	34

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2019.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

JUNE QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2018	2019		YoY %
	RMB	RMB	US$(1)	Change
	(in millions, except percentages and per share amounts)

Revenue	80,920	114,924	16,741	42%

Income from operations	8,020	24,375	3,551	204	%(3)
Operating margin	10%	21%
Adjusted EBITDA(2)	29,359	39,238	5,716	34%
Adjusted EBITDA margin(2)	36%	34%
Adjusted EBITA(2)	26,502	34,556	5,034	30%
Adjusted EBITA margin(2)	33%	30%

Net income	7,650	19,122	2,785	150	%(3)
Net income attributable to ordinary shareholders	8,685	21,252	3,096	145	%(3)
Non-GAAP net income(2)	20,101	30,949	4,508	54%

Diluted earnings per share(4)	0.41	1.01	0.15	146	%(3)
Diluted earnings per ADS(4)	3.30	8.06	1.17	144	%(3)
Non-GAAP diluted earnings per share(2)(4)	1.01	1.57	0.23	55%
Non-GAAP diluted earnings per ADS(2)(4)	8.04	12.55	1.83	56%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.8650 to US$1.00, the exchange rate on June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year increase of income from operations, net income, net income attributable to ordinary shareholders, diluted earnings per share and diluted earnings per ADS would have been 27%, 2%, 7%, 6% and 7%, respectively excluding share-based compensation expense resulting from Ant Financial’s awards to our employees. This expense was significantly higher in the quarter ended June 30, 2018 because during the quarter Ant Financial completed an equity financing at a higher valuation, which required us to recognize the increase in value of these awards.

(4)  Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

JUNE QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended June 30, 2019
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	99,544		7,787	6,312	1,281	—	114,924	16,741

Income (loss) from operations	35,049		(1,509)	(3,159)	(3,000)	(3,006)	24,375	3,551
Add: Share-based compensation expense	3,310		1,147	596	1,015	1,047	7,115	1,036
Add: Amortization of intangible assets	2,666		4	330	20	46	3,066	447

Adjusted EBITA	41,025	(2)	(358)	(2,233)	(1,965)	(1,913)	34,556	5,034
Adjusted EBITA margin	41%		(5)%	(35)%	(153)%		30%

	Three months ended June 30, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	69,188	4,698	5,975	1,059	—	80,920

Income (loss) from operations	23,022	(2,074)	(4,290)	(3,775)	(4,863)	8,020
Add: Share-based compensation expense	8,095	1,581	818	2,564	3,320	16,378
Add: Amortization of intangible assets	1,680	5	340	9	70	2,104

Adjusted EBITA	32,797	(488)	(3,132)	(1,202)	(1,473)	26,502
Adjusted EBITA margin	47%	(10)%	(52)%	(114)%		33%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 27% year-over-year to RMB46,800 million (US$6,817 million).

JUNE QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended June 30, 2019 was RMB114,924 million (US$16,741 million), an increase of 42% compared to RMB80,920 million in the same quarter of 2018. The increase was mainly driven by the robust revenue growth of our China commerce retail business, Ele.me (which we consolidated in May 2018) and Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended June 30,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	33,053	41%	41,954	6,111	37%	27%
- Commission	13,756	17%	16,902	2,462	15%	23%
- Others*	7,159	9%	16,745	2,440	14%	134%
	53,968	67%	75,601	11,013	66%	40%
China commerce wholesale	2,250	3%	2,992	436	3%	33%
International commerce retail	4,316	6%	5,567	811	5%	29%
International commerce wholesale	1,837	2%	2,245	327	2%	22%
Cainiao logistics services	3,327	4%	5,005	729	4%	50%
Local consumer services	2,612	3%	6,180	900	5%	137%
Others	878	1%	1,954	284	2%	123%
Total core commerce	69,188	86%	99,544	14,500	87%	44%

Cloud computing	4,698	6%	7,787	1,134	7%	66%
Digital media and entertainment	5,975	7%	6,312	920	5%	6%
Innovation initiatives and others	1,059	1%	1,281	187	1%	21%
Total	80,920	100%	114,924	16,741	100%	42%

*                 “Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, Tmall Direct Import and Intime.

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended June 30, 2019 was RMB75,601 million (US$11,013 million), an increase of 40% compared to RMB53,968 million in the same quarter of 2018. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 26% year-over-year, which represents an increase of 27% in customer management revenue and an increase of 23% in commission revenue. The growth of customer management revenue was primarily the result of increases in the volume of paid clicks due to user growth and more relevant listings driven by better algorithms, which resulted in better consumer experience. The growth of commission revenue was primarily due to the strong 34% year-over-year growth of Tmall physical goods GMV (excluding unpaid orders), partly offset by the revenue mix shift within Tmall Supermarket from commission-based revenue towards direct sales, which is classified as “Others” revenue under China commerce retail business.  “Others” revenue under China commerce retail business was RMB16,745 million (US$2,440 million), a significant increase compared to RMB7,159 million in the same quarter of 2018, primarily driven by contributions from direct sales businesses, including Tmall Supermarket and Freshippo.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended June 30, 2019 was RMB2,992 million (US$436 million), an increase of 33% compared to RMB2,250 million in the same quarter of 2018. The increase was primarily due to an increase in the average revenue from paying members on 1688.com, our domestic wholesale marketplace.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended June 30, 2019 was RMB5,567 million (US$811 million), an increase of 29% compared to RMB4,316 million in the same quarter of 2018.  The increase was primarily due to our consolidation of Trendyol, Turkey’s leading e-commerce platform, and an increase in revenue from AliExpress.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended June 30, 2019 was RMB2,245 million (US$327 million), an increase of 22% compared to RMB1,837 million in the same quarter of 2018. The increase was primarily due to increases in the average revenue from paying members and the number of paying members on Alibaba.com, our global wholesale marketplace.

•                  Cainiao logistics services

Revenue from Cainiao logistics services, which represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions, was RMB5,005 million (US$729 million) in the quarter ended June 30, 2019, an increase of 50% compared to RMB3,327 million in the same quarter of 2018, mainly due to the increase in the volume of orders fulfilled.

•                  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB6,180 million (US$900 million) in the quarter ended June 30, 2019, an increase of 137% compared to RMB2,612 million in the same quarter of 2018.  We started to consolidate Ele.me in May 2018 and Koubei in December 2018.

Cloud computing

Revenue from our cloud computing business in the quarter ended June 30, 2019 was RMB7,787 million (US$1,134 million), an increase of 66% compared to RMB4,698 million in the same quarter of 2018, primarily driven by an increase in average revenue per customer.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended June 30, 2019 was RMB6,312 million (US$920 million), an increase of 6% compared to RMB5,975 million in the same quarter of 2018.  The increase was primarily due to our consolidation of Alibaba Pictures.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended June 30, 2019 was RMB1,281 million (US$187 million), an increase of 21% compared to RMB1,059 million in the same quarter of 2018.  The increase was mainly due to an increase in revenue from Amap.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended June 30,					% of
	2018		2019			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	43,720	54%	59,987	8,738	53%	(1)%
Product development expenses	11,510	14%	10,478	1,526	9%	(5)%
Sales and marketing expenses	8,921	11%	10,698	1,558	9%	(2)%
General and administrative expenses	6,645	8%	6,320	921	5%	(3)%
Amortization of intangible assets	2,104	3%	3,066	447	3%	0%
Total costs and expenses	72,900	90%	90,549	13,190	79%	(11)%

Share-based compensation expense by function:
Cost of revenue	3,816	4%	1,747	254	2%	(2)%
Product development expenses	6,512	8%	3,009	438	2%	(6)%
Sales and marketing expenses	2,063	3%	862	126	1%	(2)%
General and administrative expenses	3,987	5%	1,497	218	1%	(4)%
Total share-based compensation expense	16,378	20%	7,115	1,036	6%	(14)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	39,904	50%	58,240	8,484	51%	1%
Product development expenses	4,998	6%	7,469	1,088	7%	1%
Sales and marketing expenses	6,858	8%	9,836	1,432	8%	0%
General and administrative expenses	2,658	3%	4,823	703	4%	1%
Amortization of intangible assets	2,104	3%	3,066	447	3%	0%
Total costs and expenses excluding share-based compensation expense	56,522	70%	83,434	12,154	73%	3%

Cost of revenue — Cost of revenue in the quarter ended June 30, 2019 was RMB59,987 million (US$8,738 million), or 53% of revenue, compared to RMB43,720 million, or 54% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 50% in the quarter ended June 30, 2018 to 51% in the quarter ended June 30, 2019. The increase was primarily due to an increase in the cost of inventory from our direct sales and New Retail businesses, as well as an increase in logistics cost from our on-demand delivery service by Ele.me, partly offset by a decrease in content spending by Youku.

Product development expenses — Product development expenses in the quarter ended June 30, 2019 were RMB10,478 million (US$1,526 million), or 9% of revenue, compared to RMB11,510 million, or 14% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 6% in the quarter ended June 30, 2018 to 7% in the quarter ended June 30, 2019.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended June 30, 2019 were RMB10,698 million (US$1,558 million), or 9% of revenue, compared to RMB8,921 million, or 11% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 8% in the quarter ended June 30, 2019 and the same quarter last year.

General and administrative expenses — General and administrative expenses in the quarter ended June 30, 2019 were RMB6,320 million (US$921 million), or 5% of revenue, compared to RMB6,645 million, or 8% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3% in the quarter ended June 30, 2018 to 4% in the quarter ended June 30, 2019.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2019 was RMB7,115 million (US$1,036 million), a decrease of 57% compared to RMB16,378 million in the same quarter of 2018. Share-based compensation expense as a percentage of revenue decreased to 6% in the quarter ended June 30, 2019, as compared to 20% in the same quarter last year. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	June 30, 2018		March 31, 2019		June 30, 2019			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	4,584	6%	6,099	7%	5,898	859	5%	29%	(3)%
Ant Financial share-based awards granted to our employees(2)	11,477	14%	435	0%	352	51	0%	(97)%	(19)%
Others(3)	317	0%	576	1%	865	126	1%	173%	50%
Total share-based compensation expense	16,378	20%	7,110	8%	7,115	1,036	6%	(57)%	0%

(1)                   This includes awards granted to our employees, Ant Financial employees and other consultants. Awards granted to nonemployees were subject to mark-to-market accounting treatment until March 31, 2019.  Beginning on April 1, 2019, we adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” under US GAAP.  As a result of adopting this new accounting update, these awards are no longer subject to mark-to-market accounting treatment.

(2)                   Awards subject to mark-to-market accounting treatment.

(3)                   Others primarily relate to share-based awards underlying the equity of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards remained stable in this quarter compared to the previous quarter.

Share-based compensation expense resulting from Ant Financial share-based awards granted to our employees decreased significantly in this quarter compared to the quarter ended June 30, 2018. This expense was significantly higher in the quarter ended June 30, 2018 because during the quarter Ant Financial completed an equity financing at a higher valuation, which required us to recognize the increase in value of these awards.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards that we grant in the future. Furthermore, we expect that our share-based compensation expense will continue to be affected by future changes in the valuation of Ant Financial, although any such changes will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended June 30, 2019 was RMB3,066 million (US$447 million), an increase of 46% from RMB2,104 million in the same quarter of 2018, primarily due to an increase in amortization of intangible assets acquired from business combinations of Koubei.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2019 was RMB24,375 million (US$3,551 million), or 21% of revenue, an increase of 204% compared to RMB8,020 million, or 10% of revenue, in the same quarter of 2018. The increase would have been 27% excluding share-based compensation expense resulting from Ant Financial’s awards to our employees. This expense was significantly higher in the quarter ended June 30, 2018 because during the quarter Ant Financial completed an equity financing at a higher valuation, which required us to recognize the increase in value of these awards.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 34% year-over-year to RMB39,238 million (US$5,716 million) in the quarter ended June 30, 2019, compared to RMB29,359 million in the same quarter of 2018. Adjusted EBITA increased 30% year-over-year to RMB34,556 million (US$5,034 million) in the quarter ended June 30, 2019, compared to RMB26,502 million in the same quarter of 2018. Reconciliations of net income to adjusted EBITDA and adjusted EBITA are included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended June 30,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)
Core commerce	32,797	47%	41,025	5,976	41%
Cloud computing	(488)	(10)%	(358)	(52)	(5)%
Digital media and entertainment	(3,132)	(52)%	(2,233)	(325)	(35)%
Innovation initiatives and others	(1,202)	(114)%	(1,965)	(286)	(153)%

Core commerce segment — Adjusted EBITA increased by 25% to RMB41,025 million (US$5,976 million) in the quarter ended June 30, 2019, compared to RMB32,797 million in the same quarter of 2018. Marketplace-based core commerce adjusted EBITA increased 27% year-over-year to RMB46,800 million (US$6,817 million).  Adjusted EBITA margin decreased from 47% in the quarter ended June 30, 2018 to 41% in the quarter ended June 30, 2019 due to strategic investments, primarily including aggressive investment in local consumer services and gradual revenue mix shift towards self-operated New Retail and direct sales businesses where revenue is recorded on a gross basis including the cost of inventory. A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and revenue mix shift to self-operated New Retail and direct sales businesses.

Cloud computing segment — Adjusted EBITA in the quarter ended June 30, 2019 was a loss of RMB358 million (US$52 million), compared to a loss of RMB488 million in the same quarter of 2018. Adjusted EBITA margin improved to negative 5% in the quarter ended June 30, 2019 from negative 10% in the quarter ended June 30, 2018, primarily due to economies of scale.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended June 30, 2019 was a loss of RMB2,233 million (US$325 million), compared to a loss of RMB3,132 million in the same quarter of 2018. Adjusted EBITA margin improved to negative 35% in the quarter ended June 30, 2019 from negative 52% in the quarter ended June 30, 2018, primarily due to the decrease of content spending by Youku.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended June 30, 2019 was a loss of RMB1,965 million (US$286 million), compared to a loss of RMB1,202 million in the same quarter of 2018. The increase in adjusted EBITA loss was primarily due to our investments in technological research and innovation, as well as investments in other business initiatives.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2019 was RMB187 million (US$27 million), compared to RMB7,246 million in the same quarter of 2018, which was primarily due to net losses arising from changes in fair value of our equity investments in the quarter ended June 30, 2019 as opposed to net gains in the same quarter of 2018.  The above-mentioned net gains/losses arising from changes in fair value of equity investments were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended June 30, 2019 was RMB2,101 million (US$306 million), compared to other loss, net of RMB83 million in the same quarter of 2018.  The increase in other income was primarily due to a decrease in exchange loss and an increase in royalty fees and software technology service fees from Ant Financial.  Royalty fees and software technology service fees under our profit sharing arrangement with Ant Financial amounted to RMB1,627 million (US$237 million) in the quarter ended June 30, 2019, compared to RMB910 million in the same quarter of 2018.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2019 were RMB6,712 million (US$978 million), compared to RMB5,665 million in the same quarter of 2018.

Our effective tax rate was 27% in the quarter ended June 30, 2019, compared to 41% in the same quarter of 2018. Excluding share-based compensation expense, revaluation gains/losses and impairment of investments, our effective tax rate would have been 20% in the quarter ended June 30, 2019.

Share of results of equity investees

Share of results of equity investees in the quarter ended June 30, 2019 was a profit of RMB517 million (US$75 million), compared to a loss of RMB655 million in the same quarter of 2018, mainly due to the general improvements in the financial performance of our equity investees, as well as the cessation of equity pick-up from Alibaba Pictures upon our consolidation in March 2019.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended June 30, 2019 and the comparative periods consisted of the following:

	Three months ended
	June 30, 2018	March 31, 2019	June 30, 2019
	RMB	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees	(66)	1,306	941	137
Dilution loss	(108)	(62)	(5)	(1)
Others(1)	(481)	(416)	(419)	(61)
Total	(655)	828	517	75

(1)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2019 was RMB19,122 million (US$2,785 million), an increase of 150% compared to RMB7,650 million in the same quarter of 2018.

Excluding share-based compensation expense, revaluation gains/losses and impairment of investments and certain other items, non-GAAP net income in the quarter ended June 30, 2019 was RMB30,949 million (US$4,508 million), an increase of 54% compared to RMB20,101 million in the same quarter of 2018. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2019 was RMB21,252 million (US$3,096 million), an increase of 145% compared to RMB8,685 million in the same quarter of 2018.

Diluted earnings per ADS and non-GAAP diluted earnings per ADS

Diluted earnings per ADS in the quarter ended June 30, 2019 was RMB8.06 (US$1.17) on a weighted average of 21,075 million diluted shares outstanding during the quarter, an increase of 144% compared to RMB3.30 on a weighted average of 21,014 million diluted shares outstanding during the same quarter of 2018. Excluding share-based compensation expense, revaluation gains/losses and impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended June 30, 2019 was RMB12.55 (US$1.83), an increase of 56% compared to RMB8.04 in the same quarter of 2018. A reconciliation of diluted earnings per ADS to non-GAAP diluted earnings per ADS is included at the end of this results announcement.  Each ADS represents eight ordinary shares.  See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

Cash, cash equivalents and short-term investments

As of June 30, 2019, cash, cash equivalents and short-term investments were RMB212,189 million (US$30,909 million), compared to RMB193,238 million as of March 31, 2019. The increase in cash, cash equivalents and short-term investments during the quarter ended June 30, 2019 was primarily due to free cash flow generated from operations of RMB26,361 million (US$3,840 million), partly offset by net cash used in investment and acquisition activities of RMB14,037 million (US$2,045 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended June 30, 2019 was RMB34,612 million (US$5,042 million), a decrease of 4% compared to RMB36,117 million in the same quarter of 2018, which was mainly due to a decrease in annual payment of royalty fees and software technology service fees from Ant Financial and payment of a US$250 million cash settlement of a U.S. federal class action lawsuit that we agreed last quarter.

Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2019 was RMB26,361 million (US$3,840 million) compared to RMB26,358 million in the same quarter of 2018, which, in addition to the factors affecting net cash provided by operating activities, also reflected a RMB2,359 million decrease in spending to acquire licensed copyrights and other intangible assets.

A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended June 30, 2019, net cash used in investing activities of RMB21,136 million (US$3,079 million) primarily reflected (i) cash outflow of RMB18,146 million (US$2,643 million) for investment and acquisition activities, including those relating to Red Star Macalline and China TransInfo, (ii) capital expenditures of RMB6,382 million (US$930 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campus of RMB526 million (US$77 million), as well as (iii) acquisition of licensed copyrights and other intangible assets of RMB2,395 million (US$349 million).  These cash outflows were partly offset by cash inflow of RMB4,109 million (US$598 million) from disposal of various investments.

Employees

As of June 30, 2019, we had a total of 103,699 employees, compared to 101,958 as of March 31, 2019.

Share Subdivision and ADS Ratio Change

On July 30, 2019, we effected a 1-to-8 share subdivision, as a result of which each ordinary share was subdivided into eight ordinary shares (the “Share Subdivision”).  On the same day, we changed our ordinary share-to-ADS ratio.  Following the ADS ratio change, each ADS now represents eight ordinary shares.  Because the ADS ratio change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of our outstanding ADSs remains unchanged.

The table below sets forth the pre- and post-share subdivision earnings per share/ADS attributable to ordinary shareholders and weighted average number of shares used in calculating earnings per ordinary share for the periods indicated.

	Three months ended June 30,
	2018		2019
	Pre-Share Subdivision	Post-Share Subdivision	Pre-Share Subdivision		Post-Share Subdivision
	RMB	RMB	RMB	US$	RMB	US$
	(except share data)
Earnings per share attributable to ordinary shareholders
Basic	3.36	0.42	8.18	1.19	1.02	0.15
Diluted	3.30	0.41	8.06	1.17	1.01	0.15
Non-GAAP diluted	8.04	1.01	12.55	1.83	1.57	0.23

Earnings per ADS attributable to ordinary shareholders
Basic	3.36	3.36	8.18	1.19	8.18	1.19
Diluted	3.30	3.30	8.06	1.17	8.06	1.17
Non-GAAP diluted	8.04	8.04	12.55	1.83	12.55	1.83

Weighted average number of shares used in calculating earnings per ordinary share (million shares)
Basic	2,581	20,648	2,597		20,776
Diluted	2,627	21,014	2,634		21,075

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on August 15, 2019.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 9666737

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 9666737).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on August 15, 2019.

ABOUT ALIBABA GROUP

Our mission is to make it easy to do business anywhere. We aim to build the infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba, and that we will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contacts

Brion Tingler

brion.tingler@alibaba-inc.com

Adam Najberg
adam.najberg@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS.  We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.  We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network.  Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach.  By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of investments, gain or loss on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campus), licensed copyrights and other intangible assets.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions, except per share data)
Revenue	80,920	114,924	16,741
Cost of revenue	(43,720)	(59,987)	(8,738)
Product development expenses	(11,510)	(10,478)	(1,526)
Sales and marketing expenses	(8,921)	(10,698)	(1,558)
General and administrative expenses	(6,645)	(6,320)	(921)
Amortization of intangible assets	(2,104)	(3,066)	(447)

Income from operations	8,020	24,375	3,551
Interest and investment income, net	7,246	187	27
Interest expense	(1,213)	(1,346)	(196)
Other (loss) income, net	(83)	2,101	306

Income before income tax and share of results of equity investees	13,970	25,317	3,688
Income tax expenses	(5,665)	(6,712)	(978)
Share of results of equity investees	(655)	517	75

Net income	7,650	19,122	2,785
Net loss attributable to noncontrolling interests	1,070	2,326	339

Net income attributable to Alibaba Group Holding Limited	8,720	21,448	3,124

Accretion of mezzanine equity	(35)	(196)	(28)
Net income attributable to ordinary shareholders	8,685	21,252	3,096

Earnings per share attributable to ordinary shareholders(1)
Basic	0.42	1.02	0.15
Diluted	0.41	1.01	0.15

Earnings per ADS attributable to ordinary shareholders(1)
Basic	3.36	8.18	1.19
Diluted	3.30	8.06	1.17

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,648	20,776
Diluted	21,014	21,075

(1)         Each ADS represents eight ordinary shares. See the sections entitled “Share Subdivision and ADS Ratio Change” for more information.

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions)
Core commerce(1)	69,188	99,544	14,500
Cloud computing(2)	4,698	7,787	1,134
Digital media and entertainment(3)	5,975	6,312	920
Innovation initiatives and others(4)	1,059	1,281	187

Total	80,920	114,924	16,741

(1)                     Revenue from core commerce is primarily generated from our China retail marketplaces, Freshippo, 1688.com, AliExpress, Lazada.com, Alibaba.com, Cainiao logistics services and local consumer services.

(2)                     Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)                     Revenue from digital media and entertainment is primarily generated from UCWeb and Youku.

(4)                     Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives.  Other revenue also includes SME annual fee received from Ant Financial and its affiliates.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions)
Core commerce	23,022	35,049	5,105
Cloud computing	(2,074)	(1,509)	(220)
Digital media and entertainment	(4,290)	(3,159)	(460)
Innovation initiatives and others	(3,775)	(3,000)	(437)
Unallocated	(4,863)	(3,006)	(437)

Total	8,020	24,375	3,551

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions)
Core commerce	32,797	41,025	5,976
Cloud computing	(488)	(358)	(52)
Digital media and entertainment	(3,132)	(2,233)	(325)
Innovation initiatives and others	(1,202)	(1,965)	(286)
Unallocated	(1,473)	(1,913)	(279)

Total	26,502	34,556	5,034

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2019	2019
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	189,976	210,539	30,669
Short-term investments	3,262	1,650	240
Restricted cash and escrow receivables	8,518	7,301	1,063
Investment securities	9,927	8,431	1,228
Prepayments, receivables and other assets	58,590	62,711	9,135
Total current assets	270,273	290,632	42,335

Investment securities	157,090	168,709	24,576
Prepayments, receivables and other assets(1)	28,018	46,820	6,821
Investment in equity investees	84,454	85,596	12,468
Property and equipment, net	92,030	94,184	13,719
Intangible assets, net	68,276	66,019	9,617
Goodwill	264,935	266,894	38,877
Total assets	965,076	1,018,854	148,413

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	7,356	7,564	1,102
Current unsecured senior notes	15,110	15,455	2,251
Income tax payable	17,685	17,764	2,588
Escrow money payable	8,250	6,868	1,000
Accrued expenses, accounts payable and other liabilities(1)	117,711	119,965	17,475
Merchant deposits	10,762	11,167	1,627
Deferred revenue and customer advances	30,795	31,917	4,649
Total current liabilities	207,669	210,700	30,692

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2019	2019
	RMB	RMB	US$
	(in millions)

Deferred revenue	1,467	1,657	241
Deferred tax liabilities	22,517	21,874	3,187
Non-current bank borrowings	35,427	38,237	5,570
Non-current unsecured senior notes	76,407	78,133	11,381
Other liabilities(1)	6,187	23,196	3,379
Total liabilities	349,674	373,797	54,450

Commitments and contingencies	—	—	—

Mezzanine equity	6,819	7,091	1,033

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	231,783	238,023	34,672
Treasury shares at cost	—	—	—
Restructuring reserve	(97)	(31)	(5)
Subscription receivables	(49)	(49)	(7)
Statutory reserves	5,068	5,166	753
Accumulated other comprehensive loss	(2,335)	(1,313)	(191)
Retained earnings	257,886	279,236	40,675

Total shareholders’ equity	492,257	521,033	75,897
Noncontrolling interests	116,326	116,933	17,033

Total equity	608,583	637,966	92,930

Total liabilities, mezzanine equity and equity	965,076	1,018,854	148,413

(1)          We adopted ASU 2016-02, “Leases (Topic 842)” beginning in the first quarter of fiscal year 2020 using the modified retrospective method and no adjustments are made to the comparative periods. Adoption of the standard resulted in the recognition of operating lease right-of-use assets of approximately RMB24.9 billion and operating lease liabilities of approximately RMB19.4 billion on the consolidated balance sheet as of April 1, 2019.

Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets, and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions)

Net cash provided by operating activities	36,117	34,612	5,042
Net cash used in investing activities	(71,670)	(21,136)	(3,079)
Net cash provided by financing activities	4,281	4,493	654
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	2,783	1,377	201

(Decrease) increase in cash and cash equivalents, restricted cash and escrow receivables	(28,489)	19,346	2,818
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	202,726	198,494	28,914

Cash and cash equivalents, restricted cash and escrow receivables at end of period	174,237	217,840	31,732

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions)
Net income	7,650	19,122	2,785
Less: Interest and investment income, net	(7,246)	(187)	(27)
Add: Interest expense	1,213	1,346	196
Less: Other (loss) income, net	83	(2,101)	(306)
Add: Income tax expenses	5,665	6,712	978
Add: Share of results of equity investees	655	(517)	(75)
Income from operations	8,020	24,375	3,551
Add: Share-based compensation expense	16,378	7,115	1,036
Add: Amortization of intangible assets	2,104	3,066	447
Adjusted EBITA	26,502	34,556	5,034
Add: Depreciation and amortization of property and equipment, and operating lease cost relating to land use rights	2,857	4,682	682
Adjusted EBITDA	29,359	39,238	5,716

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions)
Adjusted EBITA for core commerce	32,797	41,025	5,976
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	4,159	5,775	841
Marketplace-based core commerce adjusted EBITA	36,956	46,800	6,817

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions)

Net income	7,650	19,122	2,785
Add: Share-based compensation expense	16,378	7,115	1,036
Add: Amortization of intangible assets	2,104	3,066	447
Add: Impairment of investments	—	250	36
Less: Gain (loss) on deemed disposals/disposals/revaluation of investments and others	(5,408)	1,626	237
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	66	10
Adjusted for tax effects on non-GAAP adjustments(1)	(689)	(296)	(43)

Non-GAAP net income	20,101	30,949	4,508

(1)         Tax effects on non-GAAP adjustments primarily comprised of tax provisions on the amortization of intangible assets and certain gains or losses from investments.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions, except per share data)

Net income attributable to ordinary shareholders — basic	8,685	21,252	3,096
Dilution effect on earnings arising from option plans operated by an equity investee and a subsidiary	(3)	(11)	(2)
Net income attributable to ordinary shareholders — diluted	8,682	21,241	3,094
Add: Non-GAAP adjustments to net income(1)	12,451	11,827	1,723

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	21,133	33,068	4,817

Weighted average number of shares on a diluted basis (million shares)(5)	21,014	21,075

Diluted earnings per share(2)(5)	0.41	1.01	0.15
Add: Non-GAAP adjustments to net income per share(3)(5)	0.60	0.56	0.08

Non-GAAP diluted earnings per share(4)(5)	1.01	1.57	0.23

Diluted earnings per ADS(2)(5)	3.30	8.06	1.17
Add: Non-GAAP adjustments to net income per ADS(3)(5)	4.74	4.49	0.66

Non-GAAP diluted earnings per ADS(4)(5)	8.04	12.55	1.83

(1)         See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)         Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)         Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)         Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)         Each ADS represents eight ordinary shares. See the sections entitled “Share Subdivision and ADS Ratio Change” for more information.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	36,117	34,612	5,042
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campus)	(5,005)	(5,856)	(853)
Less: Acquisition of licensed copyrights and other intangible assets	(4,754)	(2,395)	(349)

Free cash flow	26,358	26,361	3,840

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019
	(in millions)
Annual active consumers	488	515	552	576	601	636	654	674

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019
	(in millions)
Mobile MAUs	549	580	617	634	666	699	721	755